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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
-------                                                Washington, D.C. 20549                            ---------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person(s)
                                                         Syms Corp                               to Issuer (Check all applicable)
   Syms            Marcy                                 NYSE Symbol: SYM                     _X_ Director      _X_ 10% Owner
------------------------------------------  ---------------------------------------------     _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
                                               Number of Reporting     Month/Day/Year
Syms Way                                       Person, if an entity      2/28/03                    Chief Executive Officer
------------------------------------------     (voluntary)          ---------------------------------------------------------------
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Secaucus            NJ             07094                               Original (Month/Day/      (Check Applicable Line)
------------------------------------------                             Year)                  _X_ Form filed by One Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form filed by More than One
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                          5. Amount of
                                         2A.                                                 Securities
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Beneficially
                              2. Trans-  Exe-        action       or Disposed of (D)         Owned        6. Ownership
                                 action  cution       Code        (Instr. 3, 4 and 5)        Following       Form:     7. Nature of
                                 Date    Date,       (Instr.     ------------------------    Reported        Direct (D)   Indirect
                                (Month/  if any       8)                   (A)               Transaction(s)  or)          Beneficial
1.  Title of Security            Day/    (Month/    ----------             or                (Instr. 3       Indirect(I)  Ownership
    (Instr.3)                    Year)   Day/Year)   Code   V     Amount   (D)   Price        and 4)         (Instr. 4)   (Instr. 4)
----------------------------- ---------  ---------  ----------   --------  ---  --------   ------------     -----------   ----------

Common Stock, par value          2/28/03              G     V    687,788    A                  687,788           I      By Laura
 $0.05 per share                                                                                                        Merns Living
                                                                                                                        Trust(1)
                                                                                             1,344,575           D

(1)  Marcy Syms is the sole trustee of the Laura Merns Living Trust, dated February 14, 2003, between Laura
Merns, as settlor, and Marcy Syms, as trustee (the "Trust"), which Trust became the holder of 687,788 shares of
Common Stock upon the assignment of such shares by Laura Merns to the Trust on February 28, 2003.  Ms. Syms
disclaims beneficial ownership of the shares of Common Stock held by the Trust except to the extent of her pecuniary interest therein.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).                                  SEC 1474 (9-02)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)
                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                (e.g., puts, calls, warrants, options, convertible securities)                       6. Date
                                                                                                                        Exercisable
                                                                                                                        and
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-          Expiration
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities          Date (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or           Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)        ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4, and 5)   Date     Expir-
1. Title of Derivative Security         ative         Day/        Day/       -----   ----  -----------------------   Exercis- ation
   (Instr. 3)                           Security      Year)       Year)      Code     V        (A)         (D)       able     Date
--------------------------------     -----------   ---------- -------------  ------------  ----------- -----------   -------- ------

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       Form of
                                                                             Beneficially     Derivative
                        7. Title and Amount of Underlying                    Owned            Security
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses:
                                                                                /s/ Marcy Syms                          3/10/03
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ------------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person          Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.